SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

Announcement  |  Lisbon  |  12 June 2009

Qualified Holdings

Portugal Telecom, SGPS, S.A. (“PT”) hereby informs that it has received the following communications on qualified holdings in PT:

1.          On 3 June 2009, UBS AG acquired a total of 4,452,612 PT ordinary shares, over the counter. As a result of such transaction, a total of 19,028,375 PT ordinary shares representing 2.12% of PT’s share capital and corresponding voting rights were attributed to UBS AG.

Of such holding held on 3 June 2009, pursuant to article 20 of the Portuguese Securities Code:

•                  9,464,457 shares representing 1.06% of the share capital and voting rights in PT were held by UBS AG;

•                  2,861,103 shares representing 0.32% of the share capital and voting rights in PT were held in the name of UBS AG on behalf of several of its clients;

•                  6,702,815 shares representing 0.75% of the share capital and voting rights in PT were held by the following subsidiaries of UBS AG:

•                  UBS (Luxembourg) S.A.: 1,173 PT shares;

•                  UBS Financial Services Inc.: 452,177 PT shares;

•                  UBS Fund Management (Switzerland) AG: 330,818 PT shares;

•                  UBS Fund Services (Luxembourg) SA: 2,482,543 PT shares;

•                  UBS Global Asset Management (Americas) Inc.:18,081 PT shares;

•                  UBS Global Asset Management (Australia) Ltd: 1,842 PT shares;

•                  UBS Global Asset Management (Canada) Co.: 719 PT shares;

•                  UBS Global Asset Management (Deutschland) GmbH: 33,517 PT shares;

•                  UBS Global Asset Management (France) SA: 1,605,329 PT shares;

•                  UBS Global Asset Management (UK) Ltd: 1,438,719 PT shares;

•                  UBS Global Asset Management Life Ltd: 276,186 PT shares;

•                  UBS Securities LLC: 53,961 PT shares;

•                  UBS Wealth Management (UK) Ltd.: 7,750 PT shares.

2.          On 4 June 2009, UBS AG disposed of a total of 4,480,187 PT ordinary shares, over the counter. As a result of such transaction, a total of 14,548,188 PT ordinary shares representing 1.62% of PT’s share capital and corresponding voting rights were attributed to UBS AG.

Of such holding held on 4 June 2009, pursuant to article 20 of the Portuguese Securities Code:

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375		Investor Relations Director
1069-300 Lisbon	Registered in the Commercial		nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon		Tel.: +351 21 500 1701
	and Corporation no. 503 215 058		Fax: +351 21 500 0800

www.telecom.pt

•                  4,998,588 shares representing 0.56% of the share capital and voting rights in PT were held by UBS AG;

•                  2,861,103 shares representing 0.32% of the share capital and voting rights in PT were held in the name of UBS AG on behalf of several of its clients;

•                  6,688,497 shares representing 0.75% of the share capital and voting rights in PT are held by the following subsidiaries of UBS AG:

•                  UBS (Luxembourg) S.A.: 1,173 PT shares;

•                  UBS Financial Services Inc.: 452,057 PT shares;

•                  UBS Fund Management (Switzerland) AG: 330,818 PT shares;

•                  UBS Fund Services (Luxembourg) SA: 2,482,543 PT shares;

•                  UBS Global Asset Management (Americas) Inc.: 2,633 PT shares;

•                  UBS Global Asset Management (Australia) Ltd: 1,842 PT shares;

•                  UBS Global Asset Management (Canada) Co.: 719 PT shares;

•                  UBS Global Asset Management (Deutschland) GmbH: 33,517 PT shares;

•                  UBS Global Asset Management (France) SA: 1,605,329 PT shares;

•                  UBS Global Asset Management (UK) Ltd: 1,438,719 PT shares;

•                  UBS Global Asset Management Life Ltd: 276,186 PT shares;

•                  UBS Securities LLC: 55,211 PT shares;

•                  UBS Wealth Management (UK) Ltd.: 7,750 PT shares.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following communications received from UBS AG, Zurich and Basel, with offices at Bahnhofstrasse 45, P.O. Box, CH-8098 Zurich and Aeschenvorstadt 1, P.O. Box, CH-4051 Basel, in Switzerland.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.